HUAHUI EDUCATION GROUP LIMITED

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

+ (86) 13728708818

Email: – junze_zhang@126.com

October 12, 2020

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

c: Ms. Katherine Bagley

Re:	Huahui Education Group Limited
(SEC File No. 333-235275)

Dear Sir or Madam:

On behalf of Huahui Education Group Limited (the “Registrant”), I hereby request that Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on September 29, 2020 become effective at 3:00 pm (Eastern Daylight Time) on Wednesday, October 14, 2020, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and China, if you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

Sincerely,

/s/ Junze Zhang
Junze Zhang
President, CEO, Secretary, and Director

c:	Henry F. Schlueter
Celia Velletri